UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-12103

PEOPLES FINANCIAL CORPORATION

NASDAQ Capital Market

(Exact Name of Issuer as specified in its charter and name of Exchange where security is listed and/or registered.)

152 Lameuse Street

Biloxi, MS 39530

228-435-5511

(Address, including zip code, and telephone number, including area code, of Issuer’s principal’s executive offices)

Common Stock, Par value $1.00

(Description of class of securities)

Please place an X in the box to designate the rule provisions relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR.240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Peoples Financial Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated: December 11, 2017

PEOPLES FINANCIAL CORPORATION

By:	/s/ Chevis C. Swetman
Chevis C. Swetman
Chairman, President and CEO

This voluntary delisting from the NASDAQ Capital Market (“NASDAQ”) of the Issuer’s common stock under the trading symbol “PFBX” is a result of NASDAQ’s increased listing costs. The issuer expects to begin trading on OTCQX upon suspension of trading on NASDAQ.